

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2020

Thomas Hemingway
Chief Executive Officer
Bioquest Corp
3700 Campus Drive, Suite 206
Newport Beach, CA 92660

>   **Re: Bioquest Corp**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed April 9, 2020**
>   **File No. 024-11151**

Dear Mr. Hemingway:

   We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2020 letter.

Amendment No. 2 to Form 1-A

Condensed Statements of Stockholders' Deficit, page F-4

1.   We note your response to prior comment 4. Please clarify whether or not the investor has the right to cancel his subscription and have the consideration refunded. We note that if you are obligated to refund consideration received in the event the subscription is canceled, amounts received should be accounted for as a liability until the underlying shares are issued.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Coldicutt